

December 20, 2023

Paul Song
Chief Executive Officer
NKGen Biotech, Inc.
3001 Daimler St.
Santa Ana, CA 92705

> **Re: NKGen Biotech, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 15, 2023**
> **File No. 333-275094**

Dear Paul Song:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note your response to our prior comment, including your statement that "the Forward Purchase Agreements and related agreements do not include a "Right of First Refusal" provision," and reissue in part. It appears that section 2 of your Letter Agreement, dated September 19, 2023, between you and Meteora Capital Partners, LP, filed as Exhibit 10.3 contains a "ROFR" provision. Please revise your disclosure to describe such provision or otherwise advise.

Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ken Rollins, Esq.